Exhibit 99.1

QIWI ANNOUNCES FOURTH-QUARTER AND FULL-YEAR 2013 RESULTS

Fourth-Quarter Adjusted Net Revenue Increases 35% to RUB 1,700 Million and Adjusted Net Profit

Increases 33% to RUB 567 Million or RUB 10.69 per share

Full-Year 2013 Adjusted Net Revenue Increases 48% to RUB 6,168 Million and Adjusted Net Profit

Increases 66% to RUB 2,174 Million or RUB 41.44 per share

Board of Directors Recommends Dividend of 32 cents per share to be approved by Annual General Meeting

MOSCOW, RUSSIA – March 12, 2014 – QIWI plc, (NASDAQ: QIWI) today announced results for the fourth-quarter and year ended December 31, 2013.

Fourth-Quarter 2013 Operating and Financial Highlights

•	Adjusted Net Revenue increased 35% to RUB 1,700 million ($51.9 million)

•	Adjusted EBITDA increased 30% to RUB 733 million ($22.4 million)

•	Adjusted Net Profit increased 33% to RUB 567 million ($17.3 million), or RUB 10.69 per diluted share

•	Visa QIWI Wallet payment volume increased 47% to RUB 78.6 billion ($2.4 billion)

Full-Year 2013 Operating and Financial Highlights

•	Adjusted Net Revenue increased 48% to RUB 6,168 million ($188.4 million)

•	Adjusted EBITDA increased 61% to RUB 2,978 million ($91.0 million)

•	Adjusted Net Profit increased 66% to RUB 2,174 million ($66.4 million), or RUB 41.44 per diluted share

•	Visa QIWI Wallet payment volume increased 68% to RUB 255.1 billion ($7.8 billion)

•	Visa QIWI Wallet active accounts increased 35% to 15.4 million

•	QIWI Distribution payment volume increased 12% to RUB 520.0 billion ($15.9 billion)

“Our fourth-quarter results cap another year of strong revenue and profit growth for QIWI, and a great first year as a public company,” said Sergey Solonin, QIWI’s chief executive officer. “Our performance is a testament to the value of our integrated payment network and differentiated service offerings, as well as our leading position in the fast-growing markets we serve. In 2014, we will continue to expand the number of participants in our network, increase the utilization of our services, and drive the adoption of Visa QIWI Wallet. We see growth opportunities in these areas, and remain confident of our ability to continue to deliver financial performance in line with our medium-term targets.”

Fourth-Quarter 2013 Results

Revenues: Adjusted Net Revenue for the quarter ended December 31, 2013 was RUB 1,700 million ($51.9 million), an increase of 35% compared to RUB 1,262 million in the prior year. Adjusted Net Revenue excluding revenue from fees for inactive Visa QIWI Wallet accounts increased 24% compared to the same period in the prior year.

QIWI Distribution net revenue was RUB 807 million ($24.7 million), a decrease of 4% compared to RUB 845 million in the prior year. The decrease in QIWI Distribution net revenue was driven primarily by a decline in advertising revenue, partially offset by increased payment volume at active kiosks and terminals.

Visa QIWI Wallet net revenue was RUB 859 million ($26.2 million), an increase of 108% compared to RUB 413 million in the prior year. Visa QIWI Wallet net revenue growth was primarily driven by: (i) an increase in active accounts and payments volumes; (ii) an increase in net revenue yield; and (iii) an increase in revenue from fees for inactive accounts. Revenue from fees for inactive accounts was RUB 137 million ($4.2 million) in the fourth-quarter of 2013 compared to nil in the corresponding 2012 period. Visa QIWI Wallet net revenue, excluding revenue from fees for inactive accounts, increased 75% compared to the same period in the prior year.

Adjusted EBITDA: For the quarter ended December 31, 2013, Adjusted EBITDA was RUB 733 million ($22.4 million), an increase of 30% compared to RUB 565 million in the prior year. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of total Adjusted Net Revenue) was 43.1% compared to 44.8% in the prior year. Adjusted EBITDA excluding the effect of revenue derived from inactive accounts was RUB 596 million, an increase of 5% as compared to the same period in the prior year. Adjusted EBITDA margin, excluding the effect of revenue derived from inactive accounts, was 38.1% compared to 44.8% in the prior year period. The decline in adjusted EBITDA margin excluding the effect of revenue derived from inactive accounts primarily resulted from an investment in marketing activities in the fourth quarter, which amounted to approximately 8% of Adjusted Net revenue excluding inactivity fees, as well as certain other non-recurring items.

Adjusted Net Profit: For the quarter ended December 31, 2013, Adjusted net profit was RUB 567 million ($17.3 million), an increase of 33% compared to RUB 425 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding the effect of revenue derived from inactive accounts (net of tax) increased 8% compared to the same period in the prior year.

Other Operating Data: For the quarter ended December 31, 2013, QIWI Distribution payment volume was RUB 145.3 billion ($4.4 billion), an increase of 10% compared to RUB 131.9 billion in the prior year. The increase in QIWI Distribution payment volume was driven primarily by an increase in Visa QIWI Wallet users reloading their wallets through the QIWI Distribution network. Average QIWI Distribution net revenue yield was 0.56% compared to 0.64% in the same period in the prior year. The decrease in QIWI Distribution net revenue yield was predominantly due to the aforementioned decline in advertising revenue.

For the quarter ended December 31, 2013, Visa QIWI Wallet payment volume was RUB 78.6 billion ($2.4 billion), an increase of 47% as compared to RUB 53.5 billion in the prior year. The increase in Visa QIWI Wallet payment volume resulted primarily from an increase in the number of active accounts and an increase in the average volume per Visa QIWI Wallet account. The number of active Visa QIWI Wallet accounts was approximately 15.4 million (on a rolling 12 months basis), an increase of 35% compared to approximately 11.4 million in the prior year. Average volume per Visa QIWI Wallet was RUB 5,104 ($156), an increase of 9% compared to RUB 4,693 in the prior year. Average Visa QIWI Wallet net revenue yield was 1.09%, representing an increase of 32 bps compared to 0.77% in the prior year. The increase in Visa QIWI Wallet net revenue yield was primarily driven by increased payment volumes associated with higher revenue generating transactions such as e-commerce, and higher revenue from fees for inactive accounts, which contributed an additional 17 bps to net revenue yield in the fourth-quarter of 2013. Visa QIWI Wallet net revenue yield, excluding revenue from fees for inactive accounts, was 0.92% in the fourth-quarter of 2013 representing an increase of 15 bps compared to 0.77% in the prior year.

Full-Year 2013 Results:

Revenues: Adjusted Net Revenue for the year ended December 31, 2013 was RUB 6,168 million ($188.4 million), an increase of 48% compared to RUB 4,169 million in the prior year. Adjusted Net Revenue excluding revenue from fees for inactive Visa QIWI Wallet accounts increased 38% compared to the prior year.

QIWI Distribution net revenue was RUB 3,182 million ($97.2 million), an increase of 12% compared to RUB 2,845 million in the prior year. QIWI Distribution net revenue growth was primarily driven by an increase in payment volume at kiosks and terminals.

Visa QIWI Wallet net revenue was RUB 2,884 million ($88.1 million), an increase of 132% compared to RUB 1,241 million in the prior year. Visa QIWI Wallet net revenue growth was primarily driven by: (i) an increase in active accounts and payments volumes; (ii) an increase in net revenue yield; and (iii) an increase in revenue from fees for inactive accounts. Revenue from fees for inactive accounts was RUB 549 million ($16.8 million) in 2013 compared to RUB 97 million in the prior year.

Adjusted EBITDA: For the year ended December 31, 2013, Adjusted EBITDA was RUB 2,978 million ($91.0 million), an increase of 61% compared to RUB 1,851 million in the prior year. The increase in Adjusted EBITDA was primarily driven by revenue growth. Adjusted EBITDA margin was 48.3% compared to 44.4% in 2012. Adjusted EBITDA excluding the effect of revenue derived from inactive accounts was RUB 2,429 million, an increase of 39% compared to 2012. Adjusted EBITDA margin, excluding the effect of revenue derived from inactive accounts, was 43.2% compared to 43.1% in the prior year.

Adjusted Net Profit: For the year ended December 31, 2013, Adjusted net profit was RUB 2,174 million ($66.4 million), an increase of 66% compared to RUB 1,306 million in the prior year. Adjusted Net Profit excluding the effect of revenue derived from inactive accounts (net of tax) increased 41% compared to the same period in the prior year.

Other Operating Data: For the year ended December 31, 2013, QIWI Distribution payment volume was RUB 520.0 billion ($15.9 billion), an increase of 12% compared to RUB 464.8 billion for the prior year. Average QIWI Distribution net revenue yield was 0.61% compared to 0.61% in the same period in the prior year.

For the year ended December 31, 2013, Visa QIWI Wallet payment volume was RUB 255.1 billion ($7.8 billion), an increase of 68% as compared to RUB 151.5 billion in the prior year. The increase in Visa QIWI Wallet payment volume resulted from several factors, including the continued increase in the number of active users and an increase in the average volume per Visa QIWI Wallet account. The number of active Visa QIWI Wallet accounts was approximately 15.4 million (on a rolling 12 months basis), an increase of 35% compared to approximately 11.4 million in the prior year. Average volume per Visa QIWI Wallet was RUB 16,565 ($506), an increase of 25% compared to RUB 13,260 in the prior year. Average Visa QIWI Wallet net revenue yield was 1.13%, an increase of 31 bps compared to 0.82% in the prior year. The increase in Visa QIWI Wallet net revenue yield was mainly driven by increased payment volumes associated with higher revenue generating transactions such as e-commerce, and higher revenue from fees for inactive accounts. Visa QIWI Wallet net revenue yield, excluding revenue from fees for inactive accounts, was 0.92% in 2013 representing an increase of 17 bps compared to 0.75% in 2012. QIWI expects that the revenue derived from charges for inactive accounts will affect Visa QIWI Wallet net revenue yield in 2014 to a lesser extent as compared to 2013.

Recent Developments

Dividend: QIWI announces that following the determination of fourth-quarter 2013 financial results its Board of Directors recommended a dividend of 32 cents per share, which has to be approved by the Annual General Meeting.

2014 Guidance

QIWI reiterates its mid-term guidance in respect of its 2014 outlook, i.e.:

•	Adjusted Net Revenue is expected to increase by 20% to 22% over 2013.

•	Adjusted Net Profit is expected to increase by 25% to 27% over 2013.

This guidance reflects QIWI’s current and preliminary view, which is subject to change.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss fourth quarter and full year 2013 financial results today at 8:30 a.m. EDT. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available today at 11:30 a.m. EDT and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13576180. The replay will be available until Wednesday, March 12, 2014. The call will be webcast live from QIWI’s website at https://www.qiwi.ru under the Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 15 million virtual wallets, over 168,000 kiosks and terminals, and enabled merchants to accept over RUB 49 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected revenue, net profits and net revenue yield, dividend payments, the growth of Visa QIWI Wallet, payment volume growth, and growth in QIWI’s distribution network. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow Visa QIWI Wallet, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Registration Statement on Form F-1 and in reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy

Head of Investor Relations

+7.499.709.0192

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in thousands, except per share data)

	As of December 31,	As of December 31,	As of December 31,
	2012 (audited)	2013	2013
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	105,653	307,500	9,395
Goodwill and other intangible assets	1,975,930	2,405,645	73,502
Long-term debt instruments	616,473	1,376,862	42,069
Long-term loans	185,384	10,637	325
Investments in associates	100,436	—	—
Deferred tax assets	101,805	183,333	5,602
Other non-current assets	16,377	38,394	1,173

Total non-current assets	3,102,058	4,322,371	132,065

Current assets
Trade and other receivables	3,437,671	2,772,297	84,705
Short-term loans	324,086	65,430	1,999
Short-term debt instruments	1,751,119	1,635,291	49,965
Prepaid income tax	37,835	60,537	1,850
VAT and other taxes receivable	19,511	12,478	381
Cash and cash equivalents	9,943,160	11,636,913	355,554
Other current assets	93,334	159,264	4,866

Total current assets	15,606,716	16,342,210	499,319

Total assets	18,708,774	20,664,581	631,384

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	904	907	28
Additional paid-in capital	1,876,104	1,909,172	58,333
Other reserve	101,124	304,186	9,294
Retained earnings	569,317	573,604	17,526
Translation reserve	705	10,757	329

Total equity attributable to equity holders of the parent	2,548,154	2,798,626	85,509
Non-controlling interest	(49,311)	(94,766)	(2,895)

Total equity	2,498,843	2,703,860	82,614

Non-current liabilities
Long-term borrowings	38,762	109,351	3,341
Long-term deferred revenue	43,605	31,629	966
Deferred tax liabilities	44,065	58,630	1,791
Long-term accounts payable	—	7,625	233

Total non-current liabilities	126,432	207,235	6,332

Current liabilities
Short-term borrowings	26,105	635	19
Trade and other payables	14,934,194	16,768,973	512,358
Amounts due to customers and amounts due to banks	944,549	831,226	25,397
Income tax payable	9,558	10,823	331
VAT and other taxes payable	138,742	95,403	2,915
Deferred revenue	30,048	46,233	1,413
Other current liabilities	303	193	6

Total current liabilities	16,083,499	17,753,486	542,439

Total equity and liabilities	18,708,774	20,664,581	631,384

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7292 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2013.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Three months ended (unaudited)
	December 31, 2012	December 31, 2013	December 31, 2013
	RUB	RUB	USD(1)
Revenue	2,592,229	3,278,649	100,176
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,512,847	1,833,149	56,010
Selling, general and administrative expenses	659,402	779,173	23,807
Depreciation and amortization	31,574	32,046	979
Impairment of intangible assets and goodwill	3,636	2	0

Profit from operations	384,770	634,279	19,380

Other income	12,101	3,918	120
Other expenses	24	(2,298)	(70)
Foreign exchange gain / (loss), net	(12,636)	4,019	123
Share of loss of associates	8,400	—	—
Interest income	3,470	8,830	270
Interest expense	(3,401)	(9,307)	(284)

Profit before tax from continuing operations	392,728	639,441	19,537
Income tax expense	(128,347)	(144,413)	(4,412)

Net profit from continuing operations	264,381	495,028	15,125

Discontinued operations
Loss from discontinued operations	—	—	—

Net profit	264,381	495,028	15,125

Attributable to:
Equity holders of the parent	275,928	505,043	15,431
Non-controlling interests	(11,547)	(10,015)	(306)
Other comprehensive income
Exchange differences on translation of foreign operations	1,337	13,941	426

Total comprehensive income, net of tax attributable to:	265,718	508,969	15,551

Equity holders of the parent	277,091	520,325	15,898
Non-controlling interests	(11,373)	(11,356)	(347)
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	5.30	9.69	0.30
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	5.30	9.69	0.30
Diluted, profit attributable to ordinary equity holders of the parent	5.30	9.53	0.29
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	5.30	9.53	0.29

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7292 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2013.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Year ended
	December 31, 2012	December 31, 2013	December 31, 2013
	RUB	RUB	USD(1)
Revenue	8,911,438	11,666,050	356,444
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	5,454,288	6,396,499	195,438
Selling, general and administrative expenses	1,838,797	2,607,718	79,676
Depreciation and amortization	129,051	113,100	3,456
Impairment of intangible assets and goodwill	3,636	5,479	167

Profit from operations	1,485,666	2,543,254	77,706

Loss from disposal of subsidiaries	(1,027)	—	—
Impairment of investment in associates	—	(21,540)	(658)
Other income	16,669	20,615	630
Other expenses	(28,738)	(20,089)	(614)
Change in fair value of derivative financial assets	(328)	—	—
Foreign exchange gain / (loss), net	(21,126)	8,021	245
Share of loss of associates	(13,236)	(78,896)	(2,411)
Interest income	25,510	22,204	678
Interest expense	(7,520)	(28,686)	(876)

Profit before tax from continuing operations	1,455,870	2,444,883	74,701
Income tax expense	(407,729)	(609,509)	(18,623)

Net profit from continuing operations	1,048,141	1,835,374	56,078

Discontinued operations
Loss from discontinued operations	(240,363)	—	—

Net profit	807,778	1,835,374	56,078

Attributable to:
Equity holders of the parent	910,138	1,873,226	57,234
Non-controlling interests	(102,360)	(37,852)	(1,157)
Other comprehensive income
Exchange differences on translation of foreign operations	2,477	4,561	139

Total comprehensive income, net of tax attributable to:	810,255	1,839,935	56,217

Equity holders of the parent	912,095	1,883,278	57,542
Non-controlling interests	(101,840)	(43,343)	(1,324)
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	17.50	36.00	1.10
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	20.72	36.00	1.10
Diluted, profit attributable to ordinary equity holders of the parent
	17.50	35.70	1.09
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	20.72	35.70	1.09

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7292 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2013.

QIWI plc.

Consolidated Cash Flow Statement

(in thousands, except per share data)

	Year ended
	December 31, 2012	December 31, 2013	December 31, 2013
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax from continuing operations	1,455,870	2,444,883	74,701
Loss before tax from discontinued operations	(233,535)	—	—
Profit before tax	1,222,335	2,444,883	74,701

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization	137,101	113,100	3,456
Loss/ (gain) on disposal of property and equipment	(91)	12,739	389
Impairment of investment in associates	—	21,540	658
Impairment of intangible assets and goodwill	3,636	5,479	167
Loss recognized in remeasurement to fair value before classification as assets held for sale	167,333	—	—
Foreign exchange loss (gain), net	(22,770)	(8,021)	(245)
Interest expense / (income), net	(243,490)	(346,013)	(10,572)
Bad debt expense / (recovery), net	211,295	266,711	8,149
Loss / (gain) on loans issued at rate different from market	(8,042)	—	—
Change in financial assets at fair value through profit and loss	328	—	—
Share of loss of associates	13,236	78,896	2,411
Gain from disposal of subsidiaries	(45,519)	—	—
Share of profit for the period attributable to non-controlling interest and accounted for as a liability	24,298	—	—
Share-based payments	65,718	230,937	7,056
Other	3,323	4,609	141

Operating profit before changes in working capital	1,528,691	2,824,860	86,311

Increase / (decrease) in trade and other receivables	(1,028,028)	508,751	15,544
Increase in other current assets	(8,741)	(92,553)	(2,828)
Decrease in amounts due to customers and amounts due to banks	(490,038)	(102,750)	(3,139)
Increase in accounts payable and accruals	4,041,454	1,593,765	48,696
Loans (issued) / settled from banking operations	(324,199)	257,194	7,858

Cash used in operations	3,719,139	4,989,267	152,442

Interest received	170,904	467,205	14,275
Interest paid	(6,608)	(24,194)	(739)
Income tax paid	(384,281)	(706,512)	(21,587)

Net cash flow used in operating activities	3,499,154	4,725,766	144,391

Cash flows used in investing activities
Acquisitions of shares in subsidiaries, net of cash acquired	(1,062)	(44)	(1)
Payments for assignment of loans	—	(90,750)
Net cash inflow on disposal of subsidiaries	12,931	4,000	122
Purchase of property and equipment	(35,587)	(182,823)	(5,586)
Proceeds from sale of property and equipment	5,349	6,848	209
Purchase of intangible assets	(42,229)	(192,385)	(5,878)
Loans issued	(17,752)	(24,508)	(749)
Repayment of loans issued	33,638	29,715	908
Purchase of debt instruments	(1,649,547)	(2,862,535)	(87,462)
Proceeds from settlement of debt instruments	289,500	2,111,902	64,527
Contribution to investments to associates	(92,859)	—	—

Net cash flow used in investing activities	(1,497,618)	(1,200,580)	(36,682)

Cash flows used in/from financing activities
Proceeds from borrowings	52,253	34,068	1,041
Repayment of promissory notes issued	(16,297)	—	—
Repayment of borrowings	(3,395)	(2,526)	(77)
Proceeds from / (disbursements of) from overdraft facilities, net	(47,452)	—	—
Transactions with non-controlling interest	10,340	—	—
Dividends paid to owners of the Group	(865,687)	(1,881,082)	(57,474)
Dividends paid to non-controlling shareholders	(914)	(2,098)	(64)
Underwriters’ commission	—	72,836	2,225
Distribution of underwriters’ commission	—	(67,643)	(2,067)

Net cash flow used in financing activities	(871,152)	(1,846,445)	(56,416)

Effect of exchange rate changes on cash and cash equivalents	2,335	15,012	459

Net decrease in cash and cash equivalents	1,132,719	1,693,753	51,751

Cash and cash equivalents at the beginning	8,810,441	9,943,160	303,803

Cash and cash equivalents at the end	9,943,160	11,636,913	355,554

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7292 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2013.

Non-IFRS Financial Measures

This release presents Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Adjusted Net Revenue, net profit, in the case of Adjusted EBITDA and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Adjusted Net Revenue, and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in thousands, except per share data)

	Three months ended
	December 31, 2012	December 31, 2013	December 31, 2013
	RUB	RUB	USD(1)
Revenue	2,592,229	3,278,649	100,176
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,512,847	1,833,149	56,010
Plus: Compensation to employees and related taxes	182,190	254,742	7,783

Adjusted Net Revenue	1,261,572	1,700,242	51,949

Segment Adjusted Net Revenue
Qiwi Distribution	845,070	807,181	24,663
Visa Qiwi Wallet	413,155	859,100	26,249
Other	3,347	33,961	1,038

Total Adjusted Net Revenue	1,261,572	1,700,242	51,949

Net Profit	264,381	495,028	15,125
Plus:
Depreciation and amortization	31,574	32,046	979
Other income	(12,101)	(3,918)	(120)
Other expenses	(24)	2,298	70
Change in fair value of derivative financial assets	—	—	—
Foreign exchange (loss) gain, net	12,636	(4,019)	(123)
Share of loss of associates	(8,400)	—	—
Loss from disposal of subsidiaries	—	—	—
Impairment of investment in associates	—	—	—
Interest income	(3,470)	(8,830)	(270)
Interest expenses	3,401	9,307	284
Income tax expenses	128,347	144,413	4,412
Corporate costs allocated to discontinued operations	—	—	—
Offering expenses	83,190	(18,045)	(551)
Share-based payments expenses	65,718	85,174	2,602
Loss from discontinued operations	—	—	—
Goodwill impairment	—	2	0

Adjusted EBITDA	565,252	733,456	22,410

Adjusted EBITDA margin	44.8%	43.1%	43.1%
Net profit	264,381	495,028	15,125
Loss from discontinued operations	—	—	—
Goodwill impairment	—	2	0
Corporate costs allocated to discontinued operations	—	—	—
Amortization of fair value adjustments	14,020	5,867	179
Loss from disposal of subsidiaries	1,027	—	—
Offering expenses	83,190	(18,045)	(551)
Share-based payments expenses	65,718	85,174	2,602
Effect of deferred taxation of the above items	(2,804)	(1,195)	(37)

Adjusted Net Profit	425,532	566,831	17,319

Adjusted Net Profit per share:
Basic	8.18	10.88	0.33
Diluted	8.18	10.69	0.33
Shares used in computing Adjusted Net Profit per share
Basic	52,000	52,115	52,115
Diluted	52,000	53,032	53,032

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7292 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2013.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in thousands, except per share data)

	Year ended
	December 31, 2012	December 31, 2013	December 31, 2013
	RUB	RUB	USD(1)
Revenue	8,911,438	11,666,050	356,444
Minus: Cost of revenue (exclusive of depreciation and amortization)	5,454,288	6,396,499	195,438
Plus: Compensation to employees and related taxes	712,360	897,975	27,437

Adjusted Net Revenue	4,169,510	6,167,526	188,442

Segment Adjusted Net Revenue
Qiwi Distribution	2,844,758	3,182,414	97,235
Visa Qiwi Wallet	1,241,156	2,883,784	88,111
Other	83,596	101,328	3,096

Total Adjusted Net Revenue	4,169,510	6,167,526	188,442

Net Profit	807,778	1,835,374	56,078
Plus:
Depreciation and amortization	129,051	113,100	3,456
Other income	(16,669)	(20,615)	(630)
Other expenses	28,738	20,089	614
Change in fair value of derivative financial assets	328	—	—
Foreign exchange (loss) gain, net	21,126	(8,021)	(245)
Share of loss of associates	13,236	78,896	2,411
Loss from disposal of subsidiaries	1,027	—	—
Impairment of investment in associates	—	21,540	658
Interest income	(25,510)	(22,204)	(678)
Interest expenses	7,520	28,686	876
Income tax expenses	407,729	609,509	18,623
Corporate costs allocated to discontinued international operations	61,274	—	—
Offering expenses	109,237	84,732	2,589
Share-based payments expenses	65,718	230,937	7,056
Loss from discontinued operations	240,363	—	—
Goodwill impairment	—	5,479	167

Adjusted EBITDA	1,850,946	2,977,502	90,974

Adjusted EBITDA margin	44.4%	48.3%	48.3%
Net profit	807,778	1,835,374	56,078
Loss from discontinued operations	240,363	—	—
Goodwill impairment	—	5,479	167
Corporate costs allocated to discontinued international operations	61,274	—	—
Amortization of fair value adjustments	42,471	22,183	678
Loss from disposal of subsidiaries	1,027	—	—
Offering expenses	109,237	84,732	2,589
Share-based payments expenses	65,718	230,937	7,056
Effect of taxation of the above items	(21,749)	(4,437)	(136)

Adjusted Net Profit	1,306,119	2,174,268	66,432

Adjusted Net Profit per share:
Basic	25.12	41.79	1.28
Diluted	25.12	41.44	1.27
Shares used in computing Adjusted Net Profit per share
Basic	52,000	52,034	52,034
Diluted	52,000	52,469	52,469

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7292 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2013.

QIWI plc.

Other Operating Data

	Quarter Ended
	December 31, 2012	December 31, 2013	December 31, 2013
	RUB	RUB	USD(1)
Qiwi Distribution
Active kiosks and terminals (units)	169,102	168,236	168,236
Payment volume (billions)	131.9	145.3	4.4
Average net revenue yield	0.64%	0.56%	0.56%
Visa Qiwi Wallet
Active Qiwi Wallet accounts (number at period end), (millions)	11.4	15.4	15.4
Payment volume (billions)	53.5	78.6	2.4
Average volume per Qiwi Wallet account (per quarter)	4,693	5,104	156
Average net revenue yield	0.77%	1.09%	1.09%

	Year Ended
	December 31, 2012	December 31, 2013	December 31, 2013
	RUB	RUB	USD(1)
Qiwi Distribution
Active kiosks and terminals (units)	169,102	168,236	168,236
Payment volume (billions)	464.8	520.0	15.9
Average net revenue yield	0.61%	0.61%	0.61%
Visa Qiwi Wallet
Active Qiwi Wallet accounts (number at period end), (millions)	11.4	15.4	15.4
Payment volume (billions)	151.5	255.1	7.8
Average volume per Qiwi Wallet account (per quarter)	13,260	16,565	506
Average net revenue yield	0.82%	1.13%	1.13%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.7292 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2013.

In this release, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 32.7292 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2013.